JOHN MORTON SHANNON, P.GEO.
AMC Mining Consultants (Canada) Ltd.
Suite 1330, 200 Granville Street
Vancouver, British Columbia, Canada V6C 1S4

CONSENT OF QUALIFIED PERSON

I, John Morton Shannon, P.Geo., consent to the public filing of the technical report titled *San Dimas Property San Dimas District, Durango and Sinaloa States, Mexico, Technical Report for Primero Mining Corp.* dated April 16, 2012 (the "Technical Report") prepared for Primero Mining Corp. (the "Company"), which supports the Company's news release dated March 28, 2012 (the "News Release").

Further, I have read the News Release and the information in the News Release fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 15th day of May, 2012.

J. Morton Shannon P.Geo.

Signature of Qualified Person

John Morton Shannon

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